

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2023

Alex Peng
Chief Financial Officer
TAL Education Group
5/F, Tower B, Heying Center
Xiaoying West Street, Haidian District
Beijing 100085
People's Republic of China

> **Re: TAL Education Group**
> **Form 20-F for the Fiscal Year Ended February 28, 2023**
> **File No. 001-34900**

Dear Alex Peng:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Disclosure Review Program

cc: Yi Gao, Esq.